January 20, 2012

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY

William Lyon Homes

Pursuant to 17 CFR 200.83

Colin T. Severn

Phone: (949) 476-5218

FAX: (949) 252-2518

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 “F” Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	William Lyon Homes
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011
File No. 1-31625

Dear Mr. Decker:

William Lyon Homes (the “Company”) hereby responds to the comment letter of the Securities and Exchange Commission dated December 9, 2011 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2010 and Form 10-Q for Fiscal Quarter Ended June 30, 2011. For ease of the Staff’s review, we have included in bold type below each of the comments in the comment letter followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Business, page 3

1.	In future filings, please include the following:

•	All of the information required by Item 101(b) of Regulation S-K, or an appropriate cross-reference to this information in your financial statements; and

•	The extent to which your business may be seasonal, as required by Item 101(c)(1)(v) of Regulation S-K.

Mr. Rufus Decker

January 20, 2012

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Description of Projects and Communities Under Development, page 10

2.	In future filings, please clarify the difference between the data in the column entitled “Cumulative Units Closed as of Dec. 31, 2010” with the data in the column entitled “Homes Closed for the Year Ended Dec. 31, 2010.”

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results…., page 29

Comparison of Years Ended December 31, 2010 and 2009, page 30

3.	We note that you attribute the increases and decreases in certain line items, such as new home orders on page 30 and the number of homes closed on page 32, to a corresponding increase or decrease in the number of sales locations. However, you do not identify the actual factors or business reasons that were responsible for the year over year changes in your line items. In future filings, please also identify the specific factors or business reasons leading to the changes in your various line items aside from attributing these changes only to the number of sales locations. Further, please analyze and quantify the reasons underlying such changes when the reasons are material and determinable and discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

4.	In circumstances where there is more than one business reason for the change in a specific line item, you should quantify the incremental impact of each individual business reason on the overall change in the line item. For example, you indicate on page 31 that the decrease in the number of sales locations was due to final deliveries in certain projects and suspended projects throughout the company, but this was offset by the addition of newly acquired projects during the year. In future filings, please quantify the effects of the various factors you have identified. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Mr. Rufus Decker

January 20, 2012

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

5.	We note your disclosure that your product mix shifted in 2010, and that the increase in the average sales price per home is primarily due to a change in product mix. In future filings, please identify the specific changes in product mix and provide an analysis as to how such changes affected the average sales price of homes and impacted your financial results, including on a segment-by-segment basis.

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Construction Services Revenue, page 34

6.	In future filings, please provide a materially complete description of business reasons for the changes in construction services revenue, and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in construction services revenue. See Item 303 of Regulation S-K and SEC Release No 33-8350.

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Compensation Discussion and Analysis, page 71

General

7.	In future filings, please include a Grants of Plan-Based Awards Table providing all information required by Item 402(d) of Regulation S-K for each grant of an incentive plan award in the last completed fiscal year. Please provide us with draft disclosure based on the grants of incentive awards made in fiscal year 2010.

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Executive Compensation, page 71

Elements of Compensation, page 71

Bonuses, page 71

Mr. Rufus Decker

January 20, 2012

8.	We note your disclosure that the maximum bonus for your named executive officers is equal to the greater of a specified percentage of salary or a specified percentage of pre-tax, pre-bonus income. However, based on your current disclosure, it is unclear how you determined the amount of bonus that was paid to each named executive officer, including if the amount paid was based on pre-established performance targets. For the bonus that was paid in 2010, please supplementally provide us with draft disclosure showing how you determined the amount that would be paid to any named executive officer, including disclosing any pre-established performance goals, the payouts associated with meeting the performance goals, the actual results achieved by the company and how you evaluated the results to reach the actual payout. To the extent you selected certain operating metrics to use for the pre-established performance goals, please disclose the reason(s) for selecting such metrics. Please also include such disclosure in future filings.

Response:

See Exhibit A, included herein, for the response to Question #8 pertaining to the year ended December 31, 2010. In addition, we will incorporate this comment in future filings of our Annual Report on Form 10-K.

Summary Compensation Tables, page 73

9.	We note that you have included the amount paid under the performance-based portion of your compensation in the “Bonus” column of the summary compensation table. In future filings, please include such compensation under the column entitled “Non-Equity Incentive Plan Compensation” or alternatively please tell us why you do not believe you are required to do so.

Response:

We will make the requested changes in future filings of our Annual Report on Form 10-K.

Certain Relationships and Related Transactions, and Director Independence, page 76

10.	In your next Exchange Act filing, please file the Human Resources and Payroll Services contract entered into with an affiliate of General Lyon. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

We will file this agreement with our next Exchange Act filing.

Mr. Rufus Decker

January 20, 2012

Exhibit Index

11.	We note that you incorporate the Senior Secured Term Loan Agreement, Exhibit 10.3 by reference to your Current Report on Form 8-K filed October 22, 2009. However, it does not appear that you filed all the exhibits and schedules to the Senior Secured Term Loan Agreement when you initially filed it. In your next Exchange Act filing, please file the full Senior Secured Term Loan Agreement including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K.

Response:

This agreement is being amended in conjunction with the Company’s plan of reorganization. We will file the new agreement and all related exhibits when the agreement is executed.

*        *        *         *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, please contact me at (949) 476-5218 or colin.severn@lyonhomes.com.

Very truly yours,

/s/ Colin T. Severn

Colin T. Severn

Vice President, Chief Financial Officer

and Corporate Secretary

EXHIBIT A

We have included the language from Item 11. Executive Compensation, Section: Elements of Compensation, subsection “Bonuses”, in response to the question. For ease of staff review, we have included in bold type the additional draft disclosure, as requested in the letter attached hereto.

Bonuses

Near the beginning of each year, the Compensation Committee sets objective performance criteria for the bonuses of named executive officers for that year. The Company believes that the uniformity of the objective performance criteria over the past several years has helped to reward productivity and loyalty by stabilizing the goalposts for bonuses over changing economic times.

The objective performance criteria which the Compensation Committee has selected correlate each named executive officer’s bonus directly to a percentage of each named executive’s salary and subjective job performance level. The awards are based on the recommendation of the Chief Executive Officer and Chief Operating Officer. The Company believes that the bonus plan for its named executive officers is comparable to the bonus plans at other major homebuilders.

A named executive officer’s right to receive a bonus is conditioned on his being actively employed by the Company on the date of payment, except in the case of retirement, death or disability. Bonuses for a particular year will be paid out over two years, with 75% paid following the determination of the bonus, and 25% paid one year later, conditioned on continued employment to the date of payment, except in the case of retirement, death or disability. These provisions help insure the loyalty and continued service of the Company’s named executive officers.

The Compensation Committee retains the discretion to increase the bonus of a named executive officer in the event of an extraordinary performance, or decrease it in the case of a substandard performance, and may make this determination on the basis of objective or subjective criteria, including, but not limited to, the pay levels of executives at other major homebuilders on the overall performance of the Company against its goals. In practice, the Compensation Committee has seldom exercised this discretion in recent years.

In 2008, the Compensation Committee established a bonus plan at the recommendation of the CEO and COO to help retain key employees during challenging economic times and taking into account the likelihood the Company would not be profitable. The final year that bonuses correlated to the performance of the Company was 2008. The plan established a maximum bonus for the CEO and COO equal to the greater of 50% of salary or 3% of pre-tax, pre-bonus income, with a target bonus of 50% of salary. The plan established a maximum bonus for the EVP - CAO and the EVP - Business Development Operations equal to the greater of 50% of salary or 1% of pre-tax, pre-bonus income, with a target bonus of 50% of salary. The plan established a maximum bonus for the SVP - CFO equal to the greater of 50% of salary or ½% of pre-tax, pre-bonus income, with a target bonus of 50% of salary.

In 2009, the Compensation Committee did not establish a bonus plan at the beginning of the year, due to the state of the economy and the industry. Management believed it was in the best interests of the Company to wait until the end of 2009 to determine bonus awards based on the Company’s operating results and cash position, as well as individual employee performance. The Compensation Committee approved bonuses to employees and named executive officers on a subjective basis based on the recommendations of the CEO and COO.

In 2010, the Compensation Committee established a bonus plan at the recommendation of the CEO and COO to improve the likelihood of employee retention. The plan established a maximum bonus for the CEO and COO equal to the greater of 50% of salary or 3% of pre-tax, pre-bonus income, with a target bonus of 0% of salary. The plan established a maximum bonus for the EVP equal to 300% of salary, with a target bonus of 100% of salary, and for the VP - CFO, a maximum bonus equal to 250% of salary, with a target bonus of 85% of salary, and for the regional and divisional presidents a maximum bonus equal to 300% of salary, with a target bonus of 150% of salary. The intent of this plan was to allow annual adjustment of the target bonus within the parameters established by the plan based on the expected performance of the Company, changes in the homebuilding market and trends in industry compensation. Once the final results of the Company for the financial year ending December 31, 2010 were finalized, the CEO and COO determined to award each of the named executive officers an amount less than their respective target bonus. Certain factors were considered, including the number of home closings and home sales revenue relative to the forecast for the year; however the amounts awarded were ultimately subjective to the CEO and COO. Messrs. Severn, Zaist and Doyle earned bonuses of $127,500, $168,750 and $210,937 in 2010. As discussed previously, the bonus awards and methodology were approved by the Compensation Committee.

Also in 2010, the Compensation Committee approved a project completion bonus program, as discussed below, which replaced the Company’s policy of awarding bonuses based on divisional or Company-wide pre-tax, pre-bonus income, and awards bonuses based on the net profit of a project, from inception to the close out of the final unit. The CEO and COO are the only executive officers whose bonus is directly tied to the performance of the Company. Under the project completion bonus plan, and included in the bonus amounts above, Messrs. Severn, Zaist and Doyle earned $13,330, $23,328 and $6,665, respectively.

EXHIBIT A – Page 2